July 9, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street NE
Washington, D.C. 20549

Attn:	Cara Lubit Robert Klein Sonia Bednarowski John Dana Brown

Re:	Fusion Acquisition Corp. Registration Statement on Form S-4 Filed June 9, 2021 CIK No. 0001807846

Ladies and Gentlemen:

On behalf of our client, Fusion Acquisition Corp., a Delaware corporation (the “Company”), we are submitting this supplemental letter in further response to comments #9, #11 and #13 received from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on June 9, 2021 (the “Registration Statement”), contained in the Staff’s letter dated June 24, 2021 (the “Comment Letter”).

The Company filed on June 29, 2021 via EDGAR its Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), which reflects the Company’s Responses to comments #9, #11 and #13 received by the Staff and certain updated information. For ease of reference, we have recited comments #9, #11 and #13 below in bold and each is followed by the Company’s supplemental Response. All page references in the Responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

MoneyLion, Inc. Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation (as Restated) Basis of Presentation, page F-63

9.	We note your response to prior comment 12 and related disclosures on page F-63. Please expand your disclosures, in both the annual and interim financial statements, to quantify the gross dollar amount of redemption requests received in each period as well as the dollar amounts of requests received but still unpaid as of each balance sheet date. In addition, given the redemption rights of the IIA investors to receive all or a portion of their capital account, provide us with your accounting analysis, including references to authoritative GAAP literature, explaining your consideration of debt versus equity presentation of those redeemable IIA capital accounts.

Response: The Company, on behalf of MoneyLion, submits this supplemental response to Comment 9 of the Staff’s Comment Letter.

As indicated in our June 29, 2021 response to the Comment Letter, MoneyLion’s subsidiary, ML Capital III LLC, as the managing member of IIA (the “Managing Member”), has the right to suspend withdrawals in certain circumstances. This suspension right is set forth in both the IIA Private Placement Memorandum and the IIA Limited Liability Company Agreement; please see the relevant language copied below. Please note that none of the potential suspension scenarios have occurred and the Managing Member has not suspended withdrawals at any point. As a result, any determination by the Managing Member to suspend withdrawals pursuant to this authority would be based on a review of the particular facts and circumstances if and when such an event occurs.

United States Securities and Exchange Commission

July 9, 2021

IIA Private Placement Memorandum (Extract)

SUSPENSION OF WITHDRAWALS

The Managing Member may suspend withdrawals or transfers of Class B Membership Interests:

●	if failure to suspend such action would result in a violation of federal or state securities laws, any other laws or regulations, including anti-money laundering laws, or any rules of any exchange or self-regulatory organization;

●	when, as a result of restrictions affecting the transfer of funds, transactions on behalf of the Fund are rendered impracticable, or when purchases, sales, deposits or withdrawals of the assets of the Fund cannot be effected at normal rates of exchange;

●	if the Managing Member determines that such suspension is in the best interest of the Fund; or

●	if any event has occurred which calls for termination of the Fund or the applicable Series.

IIA Limited Liability Company Agreement (Extract)

11.2 Withdrawal Suspensions. Notwithstanding the foregoing, the Managing Members may suspend the rights of the Class B Members to withdrawal their Membership Interests (in part or in whole) or transfer their Membership Interests, without prior notice (a) if failure to suspend such action would result in a violation of US federal or state securities laws, any other laws or regulations, including anti-money laundering laws, or any rules of any exchange or self-regulatory organization; (b) when, as a result of restrictions affecting the transfer of funds, transactions on behalf of the Fund are rendered impracticable, or when purchases, sales, deposits or withdrawals of the assets of the Fund cannot be effected at normal rates of exchange; (c) if the Managing Member determines that such suspension is in the best interest of such Series or the Fund as a whole; or (d) if any Event of Dissolution has occurred with respect to the Fund or the applicable Series. The Managing Member shall provide the Members with prompt notice of such suspension and prompt notice of the lifting of such suspension.

4. Receivables, Allowance for Losses on Receivables and Credit Quality Information, page F-75

11.	We note your response to prior comment 15. Please address the items below.

●	It appears that you are using a direct write-off method for membership receivables. Provide us with your accounting analysis supporting your approach under GAAP, including references to authoritative GAAP literature.

●	Clarify for us whether you use a similar methodology for your other classes receivables. To the extent that you are using different methods for separate classes of receivables, explain why it is appropriate to apply a direct charge-off policy for one class of receivables and an allowance policy for another class of receivables.

●	We note your disclosure on page F-69 that your policy is to suspend recognition of subscription revenue when the last scheduled subscription payment is 30 days past due or when, in the Company’s estimation, the collectability of the account is uncertain. Tell us whether any journal entries are recorded between day 30 and day 90, at which point you appear to record a charge-off via the provision. If journal entries are recorded, provide a sample of such entries.

●	We note the components of the provision, charge-offs and recoveries included in the allowance for loan losses for all receivables on page F-75. Revise to disaggregate and quantify the amount of the provision, charge-offs and recoveries for each receivable product (e.g., finance receivables, membership receivables, etc.) for all periods presented in the filing.

United States Securities and Exchange Commission

July 9, 2021

Response: The Company, on behalf of MoneyLion, submits this supplemental response to Comment 11 of the Staff’s Comment Letter.

To further clarify bullets one and two as indicated in our June 29, 2021 response to the Comment Letter, the balance of membership receivables represent 2.7% and 1.3% of gross receivables as of December 31, 2020 and 2019, respectively. In addition to that comment, the Company also notes on behalf of MoneyLion that MoneyLion performs an assessment each period to ensure that the amounts remain immaterial to the consolidated financial statements both quantitatively and qualitatively. During these assessments, MoneyLion determined that the estimated allowance associated with membership receivables were quantitatively immaterial as presented below:

	Estimated Allowance	% of Total Allowance for Loss on Receivables	% of Total Receivables, net
December 31, 2019	$(39,813)	0.6%	-0.1%
December 31, 2020	(117,832)	1.3%	-0.2%
March 31, 2021	(177,937)	1.7%	-0.3%

	Estimated Impact on Provision for Loss on Receivables	% of Total Provision for Losses on Receivables
December 31, 2019	$39,813	0.1%
December 31, 2020	78,019	0.4%
March 31, 2021	60,105	1.1%

Additionally, as noted in our June 29, 2021 response, MoneyLion suspends recognition of subscription revenue when the last scheduled subscription payment is 30 days past due and the corresponding membership receivable is charged off when the account is 90 days or more past due on a contractual basis. As such, MoneyLion deemed the estimated allowance associated with membership receivables to be qualitatively immaterial as well.

The balance of accrued interest receivables, which are primarily derived from fee receivables on Instacash tips and instant transfer fees, represent 5.1% and 1.8% of gross receivables as of December 31, 2020, and 2019, respectively. In addition, the Company also notes on MoneyLion’s behalf that MoneyLion performs a similar assessment each period to ensure that the amounts remain immaterial to the consolidated financial statements both quantitatively and qualitatively. During these assessments, MoneyLion determined that the estimated allowance associated with accrued interest receivables were quantitatively immaterial as presented below:

	Estimated Allowance	% of Total Allowance for Loss on Receivables	% of Total Receivables, net
December 31, 2019	$(10,723)	0.2%	0.0%
December 31, 2020	(104,885)	1.1%	-0.2%
March 31, 2021	(145,747)	1.4%	-0.2%

	Estimated Impact on Provision for Loss on Receivables	% of Total Provision for Losses on Receivables
December 31, 2019	$10,723	0.0%
December 31, 2020	94,163	0.4%
March 31, 2021	40,862	0.7%

United States Securities and Exchange Commission

July 9, 2021

Additionally, MoneyLion deemed the estimated allowance associated with accrued interest receivables to be qualitatively immaterial for the same reasoning as stated above for membership receivables.

To further clarify bullet four, the direct charge-offs on pages 201-203 of the Amended Registration Statement for the years ending December 31, 2020 and 2019, $3.2 million and $6.7 million in 2020 and 2019, respectively, consist of membership receivables related charge-offs of $1.9 million and $6.7 million in 2020 and 2019, respectively, as well as fees receivables related to Instacash tips and instant transfer fees, $1.4 million and $0.1 million in 2020 and 2019, respectively. The direct charge-offs on pages 201-203 of the Amended Registration Statement for the three months ending March 31, 2021 and 2020, $0.8 million and $1.1 million in 2021 and 2020, respectively, consist of membership receivables related charge-offs, $0.2 million and $1.0 million in 2021 and 2020, respectively, as well as fees receivables related to Instacash tips and instant transfer fees, $0.6 million and $0.1 million in 2021 and 2020, respectively. Fees receivables related to Instacash tips and instant transfer fees are included within accrued interest receivable as part of receivables.

13.	We note your response to prior comment 17. Please address the items below.

●	Revise your footnotes for the quarterly period ended March 31, 2021 to include a ratio of net charge-offs as a percentage of average financing receivable balance, delinquency detail for each product and a rollforward for your allowance for loan losses.

●	Tell us whether you have general and specific components to your allowance.

●	Tell us and revise your disclosures to provide a thorough analysis supporting the reasonableness of the provision and the ending allowance balance for the annual and quarterly periods presented. For example, provide a detailed discussion of the various components and composition of the finance receivables, aging, ratios, charge- off rates and other assumptions used in your determination of the allowance.

Response: The Company, on behalf of MoneyLion, submits this supplemental response to Comment 13 of the Staff’s Comment Letter.

In response to the second bullet, the Company advises the Staff on behalf of MoneyLion that in accordance with U.S. GAAP, MoneyLion has specific components to their allowance for loan losses on receivables. The allowance is made up of finance receivables charged off, recoveries and provision for loss on receivables as detailed on pages F-51 and F-78 of the Amended Registration Statement. When assessing provision for loss on receivables, MoneyLion takes into account the composition of the outstanding finance receivables, charge-off rates to date and the forecasted life of the loss rate. MoneyLion's risk team performs monthly assessments of the allowance across all product portfolios to ensure adequacy.

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United States Securities and Exchange Commission

July 9, 2021

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP or Byron B. Rooney at (212) 450-4658 of Davis Polk & Wardwell LLP with any questions or comments regarding this letter.

Best regards,

White & Case LLP

cc:	John James, Fusion Acquisition Corp.

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